Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                January 20, 2009

VIA EDGAR
---------

Securities and Exchange Commission
Attn:    David R. Humphrey
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re: Blugrass Energy, Inc. (formerly known as Coastal Media, Inc.) Form 10-K for the year ended June 30, 2008
         Filed September 29, 2008
         File No. 333-135852

Dear Mr. Humphrey:

         In response to the Comment Letter dated October 30, 2008 ("Comment Letter"), we are submitting this second amendment on Form 10-K/A #2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008. We believe this amendment should solve the problems raised in your comment.

         The response set forth below has been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Form 10-K for the year ended June 30, 2008

Item 9A. Controls and Procedures, page 20

         2. It appears that you have included your assessment of internal controls over financial reporting but have not disclosed management's assessment of disclosure controls and procedures, as required by Item 307 of Regulation S-K. Please revise to provide the appropriate disclosure regarding management's assessment of disclosure controls and procedures.

         In response to your comment, we have included management's assessment of disclosure controls and procedures in Item 9A on page 19. The assessment is as follows.

January 20, 2009
Blugrass Energy, Inc.
Amendment No. 2 to Form 10-K
File No. 333-135852
Page 2 of 2

            Disclosure Controls and Procedures

            We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC's rules and forms and that the information is gathered and communicated to our management, including our Chief Executive Officer (Principal Executive Officer)/ Chief Financial Officer (Principal Financial Officer), as appropriate, to allow for timely decisions regarding required disclosure.

            As required by SEC Rule 15d-15(b), our Chief Executive Officer /Chief Financial Officer carried out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-14 as of the end of the period covered by this report. As a result of this evaluation, we identified material weakness in our internal control over financial reporting as of June 30, 2008. Accordingly, we concluded that our disclosure controls and procedures were not effective at June 30, 2008.


         If you can review the amendment and let us know if it is satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

         Thank you for your attention.

                                   Sincerely,


                                   /s/ Michael A. Littman
                                   Michael A. Littman

MAL:kjk

cc:      Kristin Shifflett, Securities and Exchange Commission
         Joseph Foti, Securities and Exchange Commission
         Leslie Schaffer, Blugrass Energy, Inc.